DC
No Act
P.E. 2-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]CE

07069019

RECD S.E.C.
March 30 2007
1086

March 30, 2007

Kevin M. Bisson
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/30/2007

Re: SeaChange International, Inc.
Incoming letter dated February 28, 2007

Dear Mr. Bisson:

This is in response to your letter dated February 28, 2007 concerning the shareholder proposal submitted to SeaChange by George K. Slyman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

David Lynn
Chief Counsel

Enclosures

cc: George K. Slyman
394 Turnpike Road
New Ipswich, NH 03071

SeaChange

SeaChange International
50 Nagog Park
Acton, MA 01720 USA
T 978.897.0100
F 978.897.0132
www.schange.com

<u>Rule 14a-8(i)(3), Rule 14a-8(i)(13) and Rule 14a-8(j)</u>

February 28, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Commission File No. 000-21393
SeaChange International, Inc.

Ladies and Gentlemen:

I am writing to you on behalf of SeaChange International, Inc. ("SeaChange") in my capacity as SeaChange's Chief Financial Officer, Secretary, Treasurer and Senior Vice President, Finance and Administration. On behalf of SeaChange, and in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I am submitting six paper copies of this letter with its attachments concerning a shareholder proposal (the "Proposal") submitted to SeaChange by George K. Slyman, Sr. for inclusion in SeaChange's proxy materials relating to its next Annual Meeting of Stockholders (the "Annual Meeting Proxy Materials").

The Proposal reads as follows:

> Resolved: That the shareholders of SeaChange International Corp ("company") hereby request the Board of Directors to initiate the appropriate process necessary to establish, from the pretax profits of the company's annual consolidated gross revenues a sum representing not more than 5% (five) for distribution to shareholders as a stock dividend.

The Proposal was submitted by Mr. Slyman pursuant to a letter dated January 25, 2007. A copy of Mr. Slyman's letter to SeaChange containing the Proposal and the accompanying supporting statement, and correspondence related thereto is attached hereto as Exhibit A.

For the reasons discussed below, SeaChange believes that it may omit the Proposal from the Annual Meeting Proxy Materials pursuant to Rule 14a-8(i)(13) and Rule 14a-8(i)(3). SeaChange respectfully requests that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the

Securities and Exchange Commission (the "Commission") if the Proposal is so omitted. Pursuant to Rule 14a-8(j), a copy of this letter with its attachments is being furnished simultaneously to Mr. Slyman.

SeaChange expects to mail its definitive Annual Meeting Proxy Materials on or about May 25, 2007. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before SeaChange files its definitive Annual Meeting Proxy Materials with the Commission. To meet SeaChange's projected proxy deadline and proxy printing schedule, I would be grateful for the receipt of the Staff's response on or before April 13, 2007. To facilitate this schedule, I would ask that the response be faxed to my attention at (978) 897-9590. SeaChange does not currently have a fax number for Mr. Slyman, but undertakes to promptly forward to Mr. Slyman the response received.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(13) – The Proposal May Be Omitted Because It Relates to Specific Amounts of Dividends.

Rule 14a-8(i)(13) provides that a company may exclude a shareholder proposal from the company's proxy materials "if the proposal relates to specific amounts of cash or stock dividends." Here, while the Proposal does not specify the exact amount of the proposed dividend, it does establish a limited range within which the amount declared must fall. The Division of Corporation Finance has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(13) that, like the Proposal, set limited ranges for dividend amounts. See Peoples Ohio Financial Corporation (available August 11, 2003) (proposal for a dividend of 66% of net earnings excludable); Empire Federal Bancorp, Inc. (available April 7, 1999) (proposal for a special cash dividend of between $5.00 and $7.00 per share excludable); Microsoft Corporation (available July 19, 2002) (proposal requesting a dividend of 50% of current and subsequent year earnings, with the level of dividends in subsequent years to be maintained at the 2002 level excludable); Safeway, Inc. (available March 4, 1998) (proposal for dividend of at least 30% of earnings each year excludable); AirTouch Communications, Inc. (available January 6, 1998) (proposal requesting that the board take the necessary steps to make it a policy of AirTouch to pay a dividend of at least 30% of earnings each year excludable). The Proposal in question falls within the range of proposals previously found to be excludable under Rule 14a-8(i)(13).

The Commission has consistently held that it is not relevant to excluding a proposal under Rule 14a-8(i)(13) whether the proposal is cast in mandatory or precatory form, such as this Proposal. In Peoples Ohio Financial Corporation (available August 11, 2003) and Host Marriott Corp. (available March 5, 2003), for example, precatory proposals were found to be excludable under Rule 14a-8(i)(13), while in Network Systems Corporation (available March 12, 1991), Eastman Chemical Company (available March 8, 2000) and Empire Federal Bancorp, Inc. (available April 7, 1999) mandatory proposals were found to be excludable under this rule.

Accordingly, SeaChange believes that the Proposal is excludable under Rule 14a-8(i)(13) on the above-mentioned basis.

II. Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Violates Proxy Rules

Rule 14a-8(i)(3) provides that a proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

SeaChange believes that the Proposal is confusing as to whether Mr. Slyman is seeking SeaChange to implement a cash or stock dividend. The Proposal itself refers to a "stock dividend" while it can be inferred from Mr. Slyman's accompanying supporting statement that it is a cash dividend he is seeking. Indeed, in a phone conversation between myself and Mr. Slyman, Mr. Slyman confirmed that he is seeking a cash dividend, notwithstanding the explicit text of the Proposal that requests a stock dividend. SeaChange believes that the Proposal, as written, may leave shareholders confused as to whether it is a cash or stock dividend being sought by Mr. Slyman, or may cause shareholders to believe, incorrectly, they are being asked to vote on a dividend payable in the form of shares.

SeaChange also believes that the Proposal is confusing as to how the maximum dividend amount would be calculated. The Proposal states that the dividend shall not be more than five percent of the "pretax profits of the company's annual consolidated gross revenues". This is not a line item in SeaChange's audited financial statements, and shareholders may come to varying conclusions as to what this is meant to be a reference. While SeaChange's consolidated statement of operations for the fiscal year ended January 31, 2006 has a line item entitled "income (loss) before income taxes and equity income (loss) in earnings of affiliate", a shareholder may reasonably believe that the maximum dividend range is not to be computed with reference to that line item, but rather after giving effect to equity income (loss) in earnings of affiliate, or with reference to something entirely different. The Proposal is vague as to what it is that shareholders are being asked to approve.

Accordingly, SeaChange believes that the Proposal is excludable under Rule 14a-8(i)(3) on the above-mentioned basis.

* * * * * *

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if SeaChange omits the Proposal from its Annual Meeting Proxy Materials for the reasons specified above. Should you disagree with the conclusions in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. I would ask that the response be faxed to my attention at (978) 897-9590. SeaChange does not currently have a fax number for Mr. Slyman, but undertakes to promptly forward to Mr. Slyman the response received.

Please acknowledge receipt of this letter by date stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope.

Please do not hesitate to call me at (978) 889-3028 if you have any questions with respect to this matter.

Sincerely,

Kevin Bisson

Kevin M. Bisson

cc: George K. Slyman, 394 Turnpike Road, New Ipswich, NH 03071

EXHIBIT

A

George K.Slyman
394 Turnpike Road
New Ipswich , N.H. 03071

SeaChange International Inc
50 Nagog Park
Acton, MA. 01720
Attn: Secretary

January 25, 2007

Re: Shareholder Proposal to establish a stock dividend for the 2007 shareholder meeting

The following shareholder proposal is submitted and will be presented at the 2007 annual shareholder meeting by George K. Slyman of Turnpike Road , New Ipswich, N.H.

"Resolved: That the shareholders of SeaChange International Corp ("company") hereby request the Board of Directors to initiate the the appropriate process necessary to establish , from the pretax profits of the company's annual consolidated gross revenues a sum representing not more than 5% (five) for distribution to shareholders as a stock dividend..

Shareholders supporting statement

In support of this the resolution , I George Slyman submit the following statement.

The "company" has now been in business for more than 10 years and the average shareholder who has purchased and held the company's stock to date, has received no financial benefit. While salaries, bonuses and stock options awards soar within the company in an effort to attract and keep "key" personnel, the average investor has no incentive to buy or hold the stock. The proposed annual dividend would be the key ingredient to encouraging new investors to consider the stock and current shareholders such as myself, to once again increase the amount of their holdings.

Thank you,

George K. Slyman Sr.

SeaChange

SeaChange International
50 Nagog Park
Acton, MA 01720 USA
T 978.897.0100
F 978.897.0132
www.schange.com

February 8, 2007

Via Overnight Courier

Ref:
Dep:

Date: 02/09/2007
Wgt: 1.0 LBS
DV: 0.00

SHIPPING:	7.32
SPECIAL:	16.13
HANDLING:	0.00
TOTAL:	23.45

Svcs: PRIORITY SATURDAY
TRCK: 9217 7488 9099

George K. Slyman
394 Turnpike Road
New Ipswich, NH 03071

Dear Mr. Slyman:

Further to our conversation, I am writing to you in response to your letter to SeaChange International, Inc. ("SeaChange"), dated as of January 25, 2007, a copy of which is attached hereto as Exhibit A, containing a proposal for inclusion at SeaChange's upcoming 2007 Annual Meeting of Stockholders (the "Stockholder Proposal").

The shareholder proposal rules enacted by the Securities and Exchange Commission contained in Rule 14a-8, a copy of which is attached hereto as Exhibit B, require that, in order to be eligible to submit the Stockholder Proposal, you have continuously held at least $2,000 in market value, or 1%, of SeaChange's securities entitled to be voted on the proposal at SeaChange's 2007 Annual Meeting of Stockholders for at least one year by the date on which you submitted your proposal, January 25, 2007, and that you continue to hold those shares through the date of the meeting.

As discussed, your letter did not meet the procedural requirements of Rule 14a-8 in that it did not contain the following:

- a written statement that you intend to continue holding the shares of SeaChange held by you through the date of SeaChange's 2007 Annual Meeting of Stockholders; and
- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, as of the time you submitted your proposal on January 25, 2007, you continuously held the securities for at least one year; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began and a statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

To remedy these procedural deficiencies, you must provide SeaChange with each of these above items on or before **February 23, 2007** by means of written correspondence to the following address:

SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720
Attention: Kevin M. Bisson, Chief Financial Officer

I welcome the opportunity to talk further with you about your proposal, and can be reached by telephone at (978) 889-3028 or by email at kbisson@schange.com.

Sincerely,

Kevin Bisson

Kevin M. Bisson
Chief Financial Officer, Senior Vice President
Finance and Administration, Secretary and
Treasurer

SeaChange

SeaChange International
50 Nagog Park
Acton, MA 01720 USA
T 978.897.0100
F 978.897.0132
www.schange.com

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

George K.Slyman
394 Turnpike Road
New Ipswich , N.H. 03071

SeaChange International Inc
50 Nagog Park
Acton, MA. 01720
Attn: Secretary

January 25, 2007

Re: Shareholder Proposal to establish a stock dividend for the 2007 shareholder meeting

The following shareholder proposal is submitted and will be presented at the 2007 annual shareholder meeting by George K. Slyman of Turnpike Road , New Ipswich, N.H.

"Resolved: That the shareholders of SeaChange International Corp ("company") hereby request the Board of Directors to initiate the the appropriate process necessary to establish , from the pretax profits of the company's annual consolidated gross revenues a sum representing not more than 5% (five) for distribution to shareholders as a stock dividend..

Shareholders supporting statement

In support of this the resolution , I George Slyman submit the following statement.

The "company" has now been in business for more than 10 years and the average shareholder who has purchased and held the company's stock to date, has received no financial benefit. While salaries, bonuses and stock options awards soar within the company in an effort to attract and keep "key" personnel, the average investor has no incentive to buy or hold the stock. The proposed annual dividend would be the key ingredient to encouraging new investors to consider the stock and current shareholders such as myself, to once again increase the amount of their holdings.

Thank you,

George K. Slyman Sr,

George K.Slyman
394 Turnpike Road
New Ipswich , N.H. 03071

SeaChange International Inc
50 Nagog Park
Acton, MA 01720
Attn: Mr. Kevin Bisson,Chief FinanceOfficer and Secretary

Certified Mail # 7006 3450 0003 9185 1125

February 14 , 2007

Dear Mr. Bisson

Thank you for your recent phone call acknowledging receipt of the Shareholder Proposal for the 2007 Annual Shareholder Meeting I submitted to your office on January 25, of this year. Thank you also for your subsequent letter dated February 8,2007 ,outlining both the "proof of ownership" information and the "intent to hold" statement required under the Securities and Exchange Commission Rule 14a-8.

I have contacted my Broker (Morgan Stanley) and am forwarding herewith Exhibit A, a statement from them reflecting the number of shares I currently own, the date of purchase, and the current value. All of which meet the outlined criteria for proposal submission. I am also including Exhibit B, my "Intent to Hold" through the 2007 Annual Shareholders Meeting statement.

I believe that the enclosed Exhibits satisfy the procedural requirements of the Securities and Exchange Commission rules for shareholder proposals and would therefore request that you proceed with the steps necessary to ensure that my Proposal appears in the Annual Report and on the proxy statement in time for the 2007 Annual Stockholders Meeting.

Should you need any additional information before the meeting , please feel free to call me at (603) 878-2929 . Until then , I remain ,

Sincerely

George K. Slyman Sr.

CC: Securities and Exchange Commission

EXHIBIT A

Morgan Stanley

One Harbour Place
Suite 125
Portsmouth, NH 03801

toll-free 800 735 5811
tel 603 422 8900
fax 603 422 8989

February 12, 2007

George Slyman
394 Turnpike Road
New Ipswich, NH 03071-3647

Re: Seachange International

To Whom It May Concern:

This is to confirm that George Slyman currently owns 300 shares of Seachange International stock in his Individual Retirement Account. These were purchased on April 11, 2004 and have a current value of $3,240 as of February 9, 2007.

Sincerely,

Susan Werner Thoresen
Associate Vice President
Financial Advisor.

EXHIBIT B

George K.Slyman
394 Turnpike Road
New Ipswich , N.H. 03071

SeaChange International Inc.
50 Nagog Park
Acton, MA. 01720

February 10, 2007

To William Styslinger Chairman of the Board / Kevin Bisson / and whom it may concern :

Please be advised that I , George K. Slyman , intend to continue holding all of the shares of Seachange International Inc stock currently in my portfolio through the date of the SeaChange International's 2007 Annual Meeting of Stockholders.

Signed this 10 th day of February , 2007

George K. Slyman ~~Sr.~~

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SeaChange International, Inc.
Incoming letter dated February 28, 2007

The proposal requests that the board initiate the appropriate process necessary to establish, from the pretax profits of the company's annual consolidated gross revenues a sum representing not more than 5% for distribution to shareholders as a stock dividend.

There appears to be some basis for your view that SeaChange may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if SeaChange omits the proposal from its proxy materials in reliance upon rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which SeaChange relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

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